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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 8)

                    Under the Securities Exchange Act of 1934

                           Coventry Health Care, Inc.
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                                (Name of Issuer)

                          Common Stock, par value $0.01
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                         (Title of Class of Securities)

                                    222862104
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                      (CUSIP Number of Class of Securities)

                                 Stephen Distler
                         E.M. Warburg, Pincus & Co., LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                             Steven J. Gartner, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                December 8, 2000
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                          (Date of Event which Requires
                            Filing of this Schedule)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]



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     This Amendment No. 8 amends the Schedule 13D filed on September 8, 2000 (as amended, the "Schedule 13D") on behalf of Warburg, Pincus Ventures, L.P., a Delaware limited partnership ("Ventures"), E.M. Warburg, Pincus & Co., LLC, a
New York limited liability company ("EMW"), Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership ("WPEP"), Warburg, Pincus Netherlands
Equity Partners I, C.V., a Netherlands limited partnership ("WPNEPI"), Warburg, Pincus Netherlands Equity Partners II, C.V., a Netherlands limited partnership ("WPNEPII"), Warburg, Pincus Netherlands Equity Partners III, C.V., a
Netherlands limited partnership ("WPNEPIII" and together with WPEP, WPNEPI, and WPNEPII, the "Equity Partners"), Warburg, Pincus & Co., a New York general partnership ("WP"), and Patrick T. Hackett, Joel Ackerman and Jonathan S. Leff (the "Trustees"), as trustees of certain voting trusts (the "Voting Trust") under voting trust agreements, dated as of April 15, 1997 (as supplemented on November 12, 1997, the "Voting Trust Agreement") and dated as of July 1, 2000 relating to the common stock, par value $0.01 per share, of Coventry Health
Care, Inc., a Delaware corporation (the "Company") (the Trustees, collectively with Ventures, WPEP, WPNEPI, WPNEPII, WPNEPIII, WP and EMW, the "Reporting Persons"). Unless the context otherwise requires, references herein to the "Common Stock" are to the Common Stock of Coventry Health Care, Inc., par value $.01 per share.

     Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety by adding the following statement:

     No funds are required to convert the Series A Convertible Preferred Stock into Common Stock. No funds were used to purchase the Common Stock resulting from the exercise of the Warrants. See Item 6 below.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following:

"See also Item 6."

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by adding the following:

     On December 8, 2000, Ventures exercised Warrants to purchase 2,117,846 shares of Common Stock for a net cashless exercise resulting in 1,026,614 shares of such Common Stock and converted 4,236,263 shares of Series A Preferred Stock into Common Stock. As of such date, the Reporting Persons beneficially own 19,780,817 shares of Common Stock, or approximately 30.6% of the shares of Common Stock (based on the number of shares of Common Stock outstanding as of October 31, 2000).


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Item 6. Contracts, Arrangements, Understandings or Relationships With
        Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the following:

     On May 9, 1997, the Company granted Ventures the right to acquire 1,343,822 shares of Common Stock through a Purchase Warrant (the "May Warrant"). On June 30, 1997, the Company granted Ventures the right to acquire an additional 773,825 shares of Common Stock through a Purchase Warrant (the "June Warrant" and together with the May Warrant, the "Warrants.") Pursuant to their terms, both Warrants were subject to mandatory exercise at the option of the Company under certain conditions. On November 29, 2000, the Company exercised its right to require Ventures to exercise the Warrants.

     The Warrants provide that Ventures may elect a cashless exercise and receive payment upon exercise in the form of shares of Common Stock of the Company valued according to specific terms contained in the Warrant (the "Net Exercise Provision"). On December 8, 2000, the Company and Ventures agreed as to the final terms of the exercise of the Warrants and the number of shares of Common Stock into which the Warrants would be exercised. As of December 8, 2000, Ventures exercised the Warrants and, pursuant to the Net Exercise Provision, received a total of 1,026,614 shares of the Company's Common Stock.

     In addition, on November 29, 2000, the Company informed Ventures that the shares of the Company's Series A Convertible Preferred Stock, par value $0.01 per share (the "Preferred Stock") held by Ventures were subject to a mandatory redemption pursuant to the pursuant to the terms of the Company's Certificate of Designation. Pursuant to the Certificate of Designation, the Company may, if the Common Stock trades in excess of a price per share of $17.00 for a period of 20 consecutive trading days redeem the Preferred Stock. On December 8, 2000, Ventures agreed to convert its shares of Preferred Stock in lieu of the mandatory redemption. On such date, Ventures correspondingly converted 4,236,263 shares of Preferred Stock into Common Stock.

Item 7. Material to be Filed as Exhibits

None.


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                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 14, 2000                WARBURG, PINCUS VENTURES, L.P.

                                        By: Warburg, Pincus & Co.,
                                            General Partner

                                        By: /s/ Stephen Distler
                                            ------------------------------
                                            Partner


Dated: December 14, 2000                WARBURG, PINCUS & CO.

                                        By: /s/ Stephen Distler
                                            ------------------------------
                                            Partner


Dated: December 14, 2000                E.M. WARBURG, PINCUS & CO., LLC

                                        By: /s/ Stephen Distler
                                            ------------------------------
                                            Member


Dated: December 14, 2000                WARBURG, PINCUS EQUITY PARTNERS, L.P.

                                        By: Warburg, Pincus & Co.,
                                            General Partner

                                        By: /s/ Stephen Distler
                                            ------------------------------
                                           Partner


Dated: December 14, 2000                By: /s/ Joel Ackerman
                                            ------------------------------
                                            Name: Joel Ackerman
                                            Trustee


Dated: December 14, 2000                By: /s/ Patrick Hackett
                                            ------------------------------
                                            Name: Patrick Hackett
                                            Trustee


Dated: December  14, 2000               By: /s/ Jonathan Leff
                                            ------------------------------
                                            Name: Jonathan Leff
                                            Trustee